Exhibit 99.3

Description of Transactions in the Shares that were Effected During the Past 60 Days —

FiveMore Special Situations Fund Ltd

Date of Transactions	Number of Shares Purchased/(Sold)	Price Per Share (including commissions, if any)
2016-01-22	5,000	1.379
2016-01-27	5,000	1.343
2016-01-28	10,000	1.335
2016-01-29	20,000	1.339